Exhibit 99.2

FinVolution Group Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

-RMB21 billion of loan origination volume in Q4 2020, exceeding the top end of guidance-

-Loan origination volume expected to be in the range of RMB 100 billion to RMB 120 billion in 2021-

SHANGHAI, March 11, 2021 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial and Operational Highlights

•	Net revenue was RMB1,853.0 million (US$284.0 million) for the fourth quarter of 2020, an increase of 50.3% from the fourth quarter of 2019.

•	Operating profit was RMB595.6 million (US$91.3 million) for the fourth quarter of 2020, an increase of 36.9% from the fourth quarter of 2019.

•

Non-GAAP adjusted operating profit[1], which excludes share-based compensation expenses before tax, was RMB613.4 million (US$94.0 million) for the fourth quarter of 2020, an increase of 38.0% from the fourth quarter of 2019.

•	Net profit was RMB497.3 million (US$76.2 million) for the fourth quarter, an increase of 20.6% from the fourth quarter of 2019.

•	Cumulative registered users[2] reached 116.1 million as of December 31, 2020.

•	Number of unique borrowers[3]was 2.2 million for the fourth quarter of 2020.

•	Loan origination volume[4] was RMB21 billion for the fourth quarter of 2020, an increase of 24.3% in the same period of 2019, and exceeding the top end of the Company’s guidance.

•	Repeat borrowing rate[5] was 84.3% for the fourth quarter of 2020, compared to 81.2% in the same period of 2019.

•	Average loan size[6] was RMB4,041 for the fourth quarter of 2020, compared to RMB3,681 in the same period of 2019.

•	Average loan tenure[7] was 8.2 months for the fourth quarter of 2020.

Fiscal Year 2020 Financial and Operational Highlights

•	Net revenue was RMB7,563.1 million (US$1,159.1 million) in 2020, an increase of 26.8% from 2019.

•	Operating profit was RMB2,307.5 million (US$353.6 million) in 2020, a decrease of 12.8% from 2019.

•	Non-GAAP adjusted operating profit[1], which excludes share-based compensation expenses, was RMB2,350.7 million (US$360.3 million) in 2020, a decrease of 12.6% from 2019.

•	Net profit was RMB1,968.6 million (US$301.7 million) in 2020, a decrease of 17.1% from 2019.

•	Repeat borrowing rate[5] was 88.2% in 2020, compared to 78.1% in 2019.

•	Average loan size[6] was RMB3,983 in 2020, compared to RMB3,267 in 2019.

•	Average loan tenure[7] was 8.3 months in 2020.

[1]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating profit.

[2]	On a cumulative basis, number of users registered on our platform in Mainland China as of December 31, 2020.

[3]	Represents the total number of borrowers in Mainland China whose loans were facilitated on our platform during the period presented.

[4]	Represents the loan origination volume facilitated in Mainland China during the period presented.

[5]	Represents the percentage of loan volume generated by repeat borrowers in Mainland China who have successfully borrowed on our platform before.

[6]	Represents the average loan size on our platform in Mainland China during the period presented.

[7]	Represents the average loan tenure period on our platform in Mainland China during the period presented.

[8]	Represents the historical cumulative 30-day past due delinquency rates by loan origination vintage for all loan products in Mainland China.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “We continued our upward performance trend in the fourth quarter, helping us close the year on a strong note. Our loan origination volume, which was RMB21 billion and increased 23.6% compared to the previous quarter,exceeded the top end of our guidance range. This better-than-expected performance underscores our core capabilities that support us to navigate through market dynamics. We have successfully completed our strategic transition towards better quality borrowers, as evidenced by the significant improvement in our delinquency levels. Equipped with our framework of enhanced risk assessment and management, we were able to continue decreasing our funding cost, while simultaneously increasing the number of institutional funding partners, allowing us to maintain ample, diversified and stable funding sources on our platform. It is encouraging to see our strong growth momentum continue as we enter into 2021.

“In the light of the evolving market dynamics, our business remains solid with strong loan recovery and growth which began in the third quarter of 2020. Our technological capabilities and effective execution on our plan and strategy support our growth amid recovery. At the same time, our international expansion is progressing rapidly with Indonesia market leading the growth, and we made meaningful strides in other parts of Southeast Asia as we work to strengthen our presence there.

“With the successful transition to higher quality borrowers and improved delinquency rates8, we now expect our loan origination volume to be in the range of RMB100 billion to RMB120 billion in 2021, representing an increase of between 56% to 87% year-over-year.

“Given our proven track record in technology innovation, prudent risk management and responsive measures taken to navigate challenging economic and credit cycles, we are well positioned to capture the immense potential in China’s consumer and micro enterprise markets as well as Southeast Asian fintech markets, ultimately delivering long-term value for our shareholders,” concluded Mr. Zhang.

Mr. Jiayuan Xu, the Chief Financial Officer of FinVolution, commented, “In the fourth quarter, amid a recovering COVID-19 environment in Mainland China, we delivered non-GAAP operating profit1 of RMB613.4 million, representing an increase of 38.0% year-over-year and further demonstrating the resiliency of our core business model. Supported by a strong balance sheet with cash and short-term liquidity of RMB4.6 billion, our leverage ratio remains low at 3.2 times.

“Our Board has also declared the company’s third consecutive dividend which reaffirms our confidence in our business model and long term outlook. As a leading platform with innovative technological capabilities and strong balance sheet, FinVolution is well positioned to capture additional opportunities in both Mainland China and internationally,” concluded Mr. Xu.

Fourth Quarter 2020 Financial Results

Net revenue for the fourth quarter of 2020 increased by 50.3% to RMB1,853.0 million (US$284.0 million) from RMB1,232.8 million in the same period of 2019, primarily due to the increase in loan volume and the adoption of ASC 326. Before the adoption of ASC 326, gains or losses related to quality assurance commitments were recorded in one combined financial statement line item within other income. After the adoption of ASC 326, the guarantee income (i.e. the guarantee liability) was recorded as a separate financial statement line item within revenue and the credit losses for quality assurance were recorded within expenses. The increase in net revenue was partially offset by the decrease in the average rate of transaction fees.

Loan facilitation service fees increased by 19.4% to RMB643.3 million (US$98.6 million) for the fourth quarter of 2020 from RMB538.9 million in the same period of 2019, primarily due to the increase in loan origination volume which was partially offset by the decrease in average rate of transaction fees.

Post-facilitation service fees decreased by 36.3% to RMB175.7 million (US$26.9 million) for the fourth quarter of 2020 from RMB275.8 million in the same period of 2019, primarily due to the decline in outstanding loans serviced by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB667.4 million (US$102.3 million) for the fourth quarter of 2020 due to the adoption of ASC 326. After the adoption of ASC 326, the guarantee liabilities of quality assurance commitment are released as revenue systematically over the term of the loans subject to quality assurance commitment.

Net interest income decreased by 35.5% to RMB204.3 million (US$31.3 million) for the fourth quarter of 2020, from RMB316.8 million in the same period of 2019, primarily due to the reduction in the outstanding loan balances of consolidated trusts and the decrease in interest rates.

Other revenue increased by 60.1% to RMB162.2 million (US$24.9 million) for the fourth quarter of 2020 from RMB101.3 million in the same period of 2019, primarily due to increased customer referral fees to other third-party service providers.

Origination and servicing expenses increased by 52.3% to RMB464.9 million (US$71.3 million) for the fourth quarter of 2020 from RMB305.2 million in the same period of 2019, primarily due to the increases in employees expenditures and fees paid to third party service providers.

Sales and marketing expenses increased by 59.1% to RMB209.6 million (US$32.1 million) for the fourth quarter of 2020 from RMB131.7 million in the same period of 2019, primarily due to the increase in online customer acquisition expenses as a result of the increase in newly registered users on the Company’s platform.

General and administrative expenses increased by 55.4% to RMB157.3 million (US$24.1 million) for the fourth quarter of 2020 compared to RMB101.2 million in the same period of 2019, due to increased expenditures in employees benefits.

Research and development expenses increased by 14.1% to RMB106.2 million (US$16.3 million) for the fourth quarter of 2020, compared to RMB93.1 million in the same period of 2019, due to increased investments into technology development.

Credit losses for quality assurance commitment were RMB308.7 million (US$47.3 million) for the fourth quarter of 2020 due to the adoption of ASC 326. After the adoption of ASC 326, the expected credit losses of quality assurance commitment will be accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460.

Provision for loans receivables was RMB-42.5 million (US$-6.5 million) for the fourth quarter of 2020, compared with RMB102.6 million in the same period of 2019, primarily due to better-than-expected delinquency rates as well as the decrease in loan receivables during the quarter.

Provision for accounts receivables and other receivables decreased by 17.0% to RMB53.1 million (US$8.1 million) for the fourth quarter of 2020, compared with RMB64.0 million in the same period of 2019 as a result of the improvement in expected delinquency rates.

Operating profit increased by 36.9% to RMB595.6 million (US$91.3 million) for the fourth quarter of 2020 from RMB435.1 million in the same period of 2019.

Non-GAAP adjusted operating profit, which excludes share-based compensation expenses before tax, was RMB613.4 million (US$94.0 million) for the fourth quarter of 2020, representing an increase of 38.0% from RMB444.5 million in the same period of 2019.

Other income decreased by 93.1% to RMB2.1 million (US$0.3 million) for the fourth quarter of 2020 from RMB30.3 million in the same period of 2019, mainly due to the decreases in government subsidies and investment gains.

Income tax expenses were RMB100.4 million (US$15.4 million) for the fourth quarter of 2020, compared with RMB57.1 million in the same period of 2019, mainly due to the increase in pre-tax profit and change in effective tax rate due to change in revenue contribution from different subsidiaries.

Net profit was RMB497.3 million (US$76.2 million) for the fourth quarter of 2020, compared with RMB412.5 million in the same period of 2019.

Net profit attributable to ordinary shareholders of the Company was RMB493.9 million (US$75.7 million) for the fourth quarter of 2020, compared with RMB411.3 million in the same period of 2019.

As of December 31, 2020, the Company had cash and cash equivalents of RMB2,632.2 million (US$403.4 million) and short-term investments mainly in wealth management products of RMB1,971.0 million (US$302.1 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30,2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in Mainland China for all loan products facilitated through the Company’s online marketplace as of December 31, 2020:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2017Q3	2.22%	3.05%	4.13%	5.18%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.86%	4.24%	5.19%	5.69%	5.98%	6.19%	6.29%	6.39%	6.47%	6.49%	6.50%
2018Q1	1.37%	2.20%	2.99%	3.67%	4.32%	4.86%	5.23%	5.50%	5.66%	5.74%	5.77%
2018Q2	1.87%	3.12%	4.39%	5.46%	6.33%	6.99%	7.47%	7.80%	7.99%	8.08%	8.13%
2018Q3	1.45%	2.51%	3.53%	4.39%	5.09%	5.59%	5.97%	6.28%	6.50%	6.64%	6.72%
2018Q4	1.43%	2.49%	3.55%	4.42%	5.18%	5.76%	6.20%	6.54%	6.81%	7.01%	7.16%
2019Q1	1.34%	2.38%	3.45%	4.36%	5.13%	5.75%	6.22%	6.65%	6.99%	7.25%	7.43%
2019Q2	1.33%	2.34%	3.31%	4.18%	5.05%	5.82%	6.44%	6.98%	7.34%	7.50%	7.52%
2019Q3	1.02%	2.16%	3.42%	4.55%	5.64%	6.45%	6.92%	7.13%	7.20%	7.20%	7.15%
2019Q4	0.83%	2.07%	3.37%	4.45%	5.12%	5.50%	5.68%	5.79%	5.83%	5.80%	5.73%
2020Q1	0.81%	1.73%	2.46%	2.97%	3.35%	3.59%	3.71%	3.78%
2020Q2	0.44%	0.92%	1.34%	1.65%	1.90%
2020Q3	0.41%	0.81%

Fiscal Year 2020 Financial Results

Net revenue for 2020 increased by 26.8% to RMB7,563.1 million (US$1,159.1 million) from RMB5,962.8 million in 2019, primarily due to the adoption of ASC 326. Before the adoption of ASC 326, gains or losses related to quality assurance commitments were recorded in one combined financial statement line item within other income. After the adoption of ASC 326, the guarantee income (i.e. the guarantee liability) was recorded as a separate financial statement line item within revenue and the credit losses for quality assurance were recorded within expenses. The increase in net revenue was partially offset by the decline in loan origination volume and decrease in average rate of transaction fees.

Loan facilitation service fees decreased by 42.3% to RMB1,908.9 million (US$292.5 million) for 2020 from RMB3,310.9 million in 2019, primarily due to the decline in loan origination volume and decrease in the average rate of transaction fees.

Post-facilitation service fees decreased by 43.9% to RMB673.0 million (US$103.1 million) for 2020 from RMB1,200.4 million in 2019, primarily due to the decline in outstanding loans serviced by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB3,386.0 million (US$518.9 million) for 2020 due to the adoption of ASC 326. After the adoption of ASC 326, the guarantee liabilities of quality assurance commitment are released as revenue systematically over the term of the loans subject to quality assurance commitment.

Net interest income for 2020 was RMB1,113.3 million (US$170.6 million) compared to RMB1,106.7 million in 2019.

Other revenue increased by 39.8% to RMB481.9 million (US$73.9 million) for 2020 from RMB344.8 million in 2019, primarily due to increased customer referral fees to other third-party service providers.

Origination and servicing expenses increased by 9.7% to RMB1,325.6 million (US$203.2 million) for 2020 from RMB1,208.2 million in the prior year, primarily due to the increase in fees paid to third party service providers.

Sales and marketing expenses decreased by 33.0% to RMB482.9 million (US$74.0 million) for 2020 from RMB720.3 million in 2019, primarily due to the decrease in online customer acquisition expenses as a result of the decline in newly registered users on the Company’s platform during the COVID-19 pandemic period.

General and administrative expenses increased by 5.8% to RMB461.1 million (US$70.7 million) for 2020 from RMB435.8 million in 2019, mainly due to increased expenditures for employees benefits.

Research and development expenses decreased by 5.2% at RMB370.2 million (US$56.7 million) for 2020, compared to RMB390.6 million in 2019, primarily due to a more streamlined workforce in technology-related departments.

Credit losses for quality assurance commitment were RMB2,008.0 million (US$307.7 million) for 2020 due to the adoption of ASC 326. After the adoption of ASC 326, the expected credit losses of quality assurance commitment will be accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460.

Provision for loans receivables was RMB463.2 million (US$71.0 million) for 2020, compared with RMB299.5 million in 2019, primarily due to the adoption of ASC 326, which requires the Company to recognize the life time credit losses upon initial recognition and change in loan portfolio mix.

Provision for accounts receivables and other receivables decreased by 44.7% to RMB144.7 million (US$22.2 million) for 2020, compared with RMB261.9 million in 2019 as a result of the decline in loan origination volume and improvement in delinquency rates.

Operating profit decreased by 12.8% to RMB2,307.5 million (US$353.6 million) for 2020 from RMB2,646.4 million in 2019.

Non-GAAP adjusted operating profit, which excludes share-based compensation expenses before tax, was RMB2,350.7 million (US$360.3 million) for 2020, representing a decrease of 12.6% from RMB2,688.7 million in 2019.

Other income decreased by 14.7% to RMB116.5 million (US$17.9 million) for 2020, from RMB136.5 million in 2019, primarily due to the decreases in investment gains.

Income tax expenses were RMB455.4 million (US$69.8 million) for 2020, compared with RMB482.0 million in 2019, due to the decline in pre-tax profit and recognition of gains related to quality assurance in a subsidiary with preferential tax status as a result of tax planning.

Net profit was RMB1,968.6 million (US301.7 million) for 2020, compared with RMB2,374.5 million in 2019.

Net profit attributable to ordinary shareholders of the Company was RMB1,972.7 million (US$302.3 million) for 2020, compared with a net profit attributable to ordinary shareholders of RMB2,372.9 million in 2019.

Company’s Share Repurchase Update

As of December 31, 2020, the Company has deployed approximately US$18.1 million under its existing repurchase program with an authorization of US$60 million to repurchase its American Depositary Shares (“ADSs”). In combination with the Company’s previous repurchase program with authorization of US$120 million, the Company has deployed a total of approximately US$129.1 million to repurchase its ADSs.

FinVolution Group’s Chairman Ownership Update

Mr. Shaofeng Gu, the Chairman and Chief Innovation Officer of the Company, has informed the Company on January 11, 2021 that he had continued to purchase in his personal capacity 0.53 million of the Company’s ADSs in the fourth quarter of 2020. In 2020, Mr. Gu purchased a total of 3.41 million ADSs. The purchases were made during an open window period and in compliance the Company’s guidelines. As of December 31, 2020, Mr. Shaofeng Gu beneficially owned an aggregate number of 416,928,560 ordinary shares, representing approximately 29.6% of beneficial ownership in the Company.

Changes of Management

The Board has approved the resignation of Mr. Ming Gu from the position of the Chief Risk Officer and the Chief Data Officer. Mr. Ming Gu’s resignation was due to his personal reasons. To ensure a smooth transition, Mr. Ming Gu will remain in his capacity until March 31, 2021.

Ms. Chang Liu, the Company’s Vice President who joined in 2016, will be tasked with leading the department of risk management. Mr. Lei Chen, the Company’s Vice President who joined in 2017, will be tasked with leading the department of data science and AI.

“I would like to thank Mr. Ming Gu for his contributions during his tenure at FinVolution as he helped develop the Company’ credit risk assessment and fraud detection models as well as drive all aspects of the data management process with his professionalism and industry expertise. On behalf of FinVolution, we wish him well in his future endeavors,” said Mr. Zhang, CEO of the Company.

Business Outlook

As China’s economic environment gradually recovers in the aftermath of the COVID-19 outbreak, the Company has been experiencing improvements in numerous operational metrics since the second half of 2020. The Company will continue to closely monitor the situation of global pandemic and remain agile in its business operations. As such, the Company holds a cautiously optimistic view on its operations and anticipates a steady growth in its loan origination volume in 2021, which is expected to be in the range of RMB100 billion to RMB120 billion.

The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer and institutional investor demand, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 11, 2021 (8:00 PM Beijing/Hong Kong time on March 11, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 18, 2021, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	10152905

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2020, the Company had over 116.1 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating profit, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating profit help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating profit provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the rate in effect as of December 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200- Ext 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	USD
Assets
Cash and cash equivalents	2,324,542	2,632,174	403,398
Restricted cash	3,686,203	3,484,227	533,981
Short-term investments	114,560	1,970,958	302,063
Investments	952,833	950,515	145,673
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB809,503 and RMB223,514 as of December 31, 2019 and December 31, 2020, respectively	3,649,642	1,121,554	171,886
Intangible assets	64,280	98,947	15,164
Property, equipment and software, net	134,324	93,876	14,387
Loans receivable, net of credit loss allowance for loans receivable of RMB316,124 and RMB382,012 as of December 31, 2019 and December 31, 2020, respectively	4,808,252	2,354,882	360,901
Accounts receivable, net of credit loss allowance for accounts receivable of RMB145,699 and RMB188,725 as of December 31, 2019 and December 31, 2020, respectively	882,305	863,906	132,399
Deferred tax assets	129,740	155,758	23,872
Contract assets	20,555	—	—
Right of use assets	95,786	54,968	8,424
Prepaid expenses and other assets	1,391,023	1,050,009	160,921
Goodwill	50,411	50,411	7,726

Total assets	18,304,456	14,882,185	2,280,795

Liabilities and Shareholders’ Equity
Payable to platform customers	684,630	103,453	15,855
Quality assurance payable[1]	4,776,153	—	—
Deferred guarantee income[1]	—	1,259,396	193,011
Expected credit losses for quality assurance commitment[1]	—	2,390,501	366,360
Payroll and welfare payable	176,685	220,989	33,868
Taxes payable	128,298	154,398	23,663
Short-term borrowings	235,000	—	—
Funds payable to investors of consolidated trusts	3,660,483	1,661,841	254,688
Contract liability	55,728	3,447	528
Deferred tax liabilities	198,922	103,548	15,870
Accrued expenses and other liabilities	291,934	510,986	78,312
Leasing liabilities	85,143	43,296	6,635

Total liabilities	10,292,976	6,451,855	988,790

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	16
Additional paid-in capital	5,640,898	5,659,990	867,431
Treasury stock	(47,174)	(401,621)	(61,551)
Statutory reserves	317,198	458,058	70,200
Accumulated other comprehensive income	70,320	(5,142)	(787)
Retained Earnings	1,966,611	2,651,918	406,424

Total FinVolution Group shareholders’ equity	7,947,956	8,363,306	1,281,733

Non-controlling interest	63,524	67,024	10,272

Total shareholders’ equity	8,011,480	8,430,330	1,292,005

Total liabilities and shareholders’ equity	18,304,456	14,882,185	2,280,795

[1]

Upon adoption of ASC 326 on January 1, 2020, quality assurance payable is separated into deferred guarantee income (i.e. the unamortized ASC 460 component of guarantee) and expected credit losses for quality assurance commitment (i.e. CECL liability).

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	538,896	643,286	98,588	3,310,875	1,908,851	292,544
Post-facilitation service fees	275,831	175,745	26,934	1,200,373	672,981	103,139
Guarantee income[1]	—	667,434	102,289	—	3,386,032	518,932
Net interest income	316,764	204,291	31,309	1,106,669	1,113,337	170,626
Other Revenue	101,298	162,236	24,864	344,840	481,886	73,852

Net revenue	1,232,789	1,852,992	283,984	5,962,757	7,563,087	1,159,093

Operating expenses:
Origination and servicing expenses	(305,157)	(464,911)	(71,251)	(1,208,210)	(1,325,600)	(203,158)
Sales and marketing expenses	(131,748)	(209,605)	(32,123)	(720,333)	(482,859)	(74,001)
General and administrative expenses	(101,186)	(157,344)	(24,114)	(435,816)	(461,116)	(70,669)
Research and development expenses	(93,081)	(106,234)	(16,281)	(390,585)	(370,175)	(56,732)
Credit losses for quality assurance commitment[1]	—	(308,737)	(47,316)	—	(2,007,968)	(307,735)
Provision for loans receivable	(102,568)	42,523	6,517	(299,504)	(463,175)	(70,985)
Provision for accounts receivable and other receivables	(63,987)	(53,122)	(8,141)	(261,882)	(144,661)	(22,170)

Total operating expenses	(797,727)	(1,257,430)	(192,709)	(3,316,330)	(5,255,554)	(805,450)

Operating profit	435,062	595,562	91,275	2,646,427	2,307,533	353,643

Other income
Gain from quality assurance fund[1]	7,074	—	—	98,405	—	—
Realized gain from financial guarantee derivatives	1,749	—	—	31,444	—	—
Fair value change of financial guarantee derivatives	(4,606)	—	—	(56,287)	—	—
Other income, net	30,291	2,076	318	136,491	116,469	17,850

Profit before income tax expense	469,570	597,638	91,593	2,856,480	2,424,002	371,493
Income tax expenses	(57,092)	(100,376)	(15,383)	(481,962)	(455,421)	(69,796)

Net profit	412,478	497,262	76,210	2,374,518	1,968,581	301,697
Net profit (loss) attributable to non-controlling ,interest shareholders	1,202	3,323	510	1,668	(4,119)	(631)
Net profit attributable to FinVolution Group	411,276	493,939	75,700	2,372,850	1,972,700	302,328

Foreign currency translation adjustment, net of nil tax	(8,956)	(40,642)	(6,229)	12,110	(75,462)	(11,565)

Total comprehensive income attributable to FinVolution Group	402,320	453,297	69,471	2,384,960	1,897,238	290,763

Weighted average number of ordinary shares outstanding
Basic	1,537,810,773	1,418,583,287	1,418,583,287	1,525,811,280	1,477,162,991	1,477,162,991
Diluted	1,553,150,601	1,439,078,624	1,439,078,624	1,552,420,151	1,491,325,420	1,491,325,420
Net profit per ordianry share -Basic	0.27	0.35	0.05	1.56	1.34	0.20
Net profit per ADS-Basic	1.34	1.74	0.27	7.78	6.68	1.02
Net profit per ordinary share -Diluted	0.26	0.34	0.05	1.53	1.32	0.20
Net profit per ADS-Diluted	1.32	1.72	0.26	7.64	6.61	1.01

[1]

Before the adoption of ASC 326 on January 1, 2020, gain or losses related to quality assurance commitments were recorded in one combined financial statement line item within other income. After the adoption of ASC 326, the guarantee income (i.e. the release of ASC 460 component of guarantee liability) was recorded as a separate financial statement line item within revenue and the credit losses for quality assurance commitments (i.e. the recognition of CECL losses) was recorded within expenses.

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/(used in) operating activities	(2,823,148)	748,459	114,706	(215,522)	2,206,909	338,224
Net cash provided by/(used in) investing activities	266,275	1,431,236	219,347	(828,219)	1,041,496	159,616
Net cash used in/( provided by) financing activities	812,410	(1,055,576)	(161,774)	1,749,512	(3,091,279)	(473,759)
Effect of exchange rate changes on cash and cash equivalents	(7,843)	(30,203)	(4,630)	11,253	(51,470)	(7,889)
Net increase/(decrease) in cash, cash equivalent and restricted cash	(1,752,306)	1,093,916	167,649	717,024	105,656	16,192
Cash, cash equivalent and restricted cash at beginning of period	7,763,051	5,022,485	769,730	5,293,721	6,010,745	921,187
Cash, cash equivalent and restricted cash at end of period	6,010,745	6,116,401	937,379	6,010,745	6,116,401	937,379

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	1,232,789	1,852,992	283,984	5,962,757	7,563,087	1,159,093
Less: total operating expenses	(797,727)	(1,257,430)	(192,709)	(3,316,330)	(5,255,554)	(805,450)
Operating Income	435,062	595,562	91,275	2,646,427	2,307,533	353,643
Add: share-based compensation expenses	9,433	17,883	2,740	42,260	43,212	6,623
Non-GAAP adjusted operating income	444,495	613,445	94,015	2,688,687	2,350,745	360,266
Operating Margin	35.3%	32.1%	32.1%	44.4%	30.5%	30.5%
Non-GAAP operating margin	36.1%	33.1%	33.1%	45.1%	31.1%	31.1%